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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VTRADER PRO, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 950
(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan **(415) 293-3858**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Herbert C. Kurlan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **VTRADER PRO, LLC**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

H Kurlan
Signature

CEO
Title

Subscribed and sworn to before me
this 28th day of Feb 2011

Marissa Tolentino
Notary Public

MARISSA TOLENTINO
Commission # 1858064
Notary Public - California
San Francisco County
My Comm. Expires Jul 17, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.
- ☐ (p) Schedule of Segregation Requirements and funds in segregations–customers' regulated commodity futures account Pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VTRADER PRO, LLC
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	123,218
Securities owned, pledged, at fair value (see note 3)		1,961,911,722
Receivable from broker-dealers and clearing organizations (see note 5)		11,829,681
Unrealized gain on futures		565,137
Other assets		575,591
Total assets	$	1,975,005,349
Liabilities and Members' Equity		
Securities sold short, at fair value (see note 3)	$	751,106,213
Payable to broker-dealers and clearing organizations (see note 5)		1,178,899,884
Accounts payable and accrued liabilities		2,066,506
Member withdrawals payable		385,000
Unrealized loss on futures		2,465,990
Total liabilities		1,934,923,593
Members' equity		40,081,756
Total liabilities and members' equity	$	1,975,005,349

See Accompanying Notes to Statement of Financial Condition

1. *Nature of Operations and Summary of Significant Accounting Policies*

Nature of Operations: VTRADER PRO, LLC (the "Company") is a proprietary trading firm and a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Chicago Board Options Exchange ("CBOE"), Philadelphia Stock Exchange, NYSE ARCA, BATS Exchange, Chicago Board Stock Exchange and NASDAQ. The Company is a California limited liability company formed in April 2004. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2020.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade-date basis and are valued at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Income taxes: The Company elects to be treated as a pass-through entity and files informational income tax returns in various jurisdictions. Accordingly, there is no provision for income taxes recorded in the accompanying financial statements. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2006.

Use of estimates: The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. *Cash*

Cash consists of demand deposits with a commercial bank which at times may exceed the limits of insurance coverage. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

3. Securities Owned and Sold Short

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price or average of bid or ask price on the day of valuation.
>
> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned and sold short consist of trading and investment securities reported at fair values, as follows:

	Securities Owned	Securities Sold Short
Equities	$ 1,919,117,557	$ 164,813,469
Option contracts	42,794,165	586,292,744
Total	$ 1,961,911,722	$ 751,106,213

All securities owned and sold short are considered to be valued using Level 1 inputs. The Company has agreements with clearing brokers under which the Company pledges securities owned and receivables from clearing brokers as collateral for securities sold short, open futures transactions and margin borrowings.

3. *Securities Owned and Sold Short (continued)*

On December 31, 2010, the Company owned the following investment security which was thinly traded and had limited liquidity:

Issuer	Country	Industry	Number of shares	Fair Value December 31, 2010
Maxlife Fund Corp.	Canada	Insurance	2,175,816	$ 11,046,043

The Company took a marketplace blockage deduction of $11,046,043 in its net capital computation for this security. The Company holds this security for long term investment purposes.

4. *Members' Equity*

The Company's operating agreement provides that the managing member has sole power and authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial members have no voting rights and do not participate in management of the Company.

Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members have sub-accounts and are responsible for the profits and losses of their respective trading accounts. All assets of the Company are maintained in a pooled non-segregated environment where there is cross risk between capital of all members. The managing member may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason. Managing member capital is represented by Class A capital and entrepreneurial member capital is represented by Class B capital. Affiliates of the managing member may have their capital invested either as Class A capital or Class B capital. As of December 31, 2010 Class A member capital and Class B member capital was approximately $6.9 million and $33.1 million, respectively.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's capital account.

5. *Receivable from and Payable to Broker-Dealers and Clearing Organizations*

Receivable from and payable to broker-dealers and clearing organizations as of December 31, 2010 consists of the following:

Receivable from clearing brokers	$ 11,829,681
Payable to clearing brokers	$ (1,178,899,884)

The receivable from clearing brokers consists of cash deposits in the Company's trading account. Payable to clearing brokers represents cash borrowed from clearing brokers on margin for trading activities. Receivables and payables to clearing brokers also include balances due to or due from clearing brokers for unsettled trades.

6. *Financial Instruments and Off-Balance-Sheet Risk*

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010. At December 31, 2010, the Company had also borrowed securities and pledged securities against these borrowed securities.

In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

As of December 31, 2010, the notional exposure amounts of derivative financial instruments are as follows:

	Long Exposure	Short Exposure
	Notional Amount (000's)	
Equity options held	$ 344,304	$ 727,223
Equity options written	573,423	2,208,524
Futures contracts	98,760	98,116
Futures options held	10,103	271,440
Futures options written	35,340	5,058
Total	$ 1,061,930	$ 3,310,361

6. *Financial Instruments and Off-Balance-Sheet Risk (continued)*

The majority of the Company's transactions with off-balance sheet risk are short-term in duration with a weighted average maturity of approximately six months at December 31, 2010.

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the fair values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears a majority of its trades through three clearing brokers. In the event these entities do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these entities.

7. *Indemnification*

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $10,161,496 which was $9,998,062 in excess of its required net capital of $163,434. The Company's aggregate indebtedness to net capital ratio was 0.24 to 1.

9. Related Party Transactions

The managing member has a term loan agreement with Merrill Lynch International ("MLI"), which provides a term loan facility of $10 million. Effective July 1, 2010, the interest rate on the term loan was reduced from 6.75% to 5%. The loan facility expires on October 30, 2012, at which time the principal balance drawn under the term loan facility is due. Interest due under the loan facility is payable twice a year on June 30 and December 31. The managing member has pledged all assets of the Company as collateral for the term loan facility. The managing member is subject to various financial and non-financial covenants under the terms of the loan facility including covenants related to the Company. As of December 31, 2010, the managing member had a balance of $10 million borrowed under the term loan facility.

The managing member has contributed $10 million that it borrowed under the term loan facility towards its entrepreneurial member capital in the Company. The managing member may have to withdraw its entrepreneurial member capital from the Company to repay the balance due by the managing member to MLI under the terms of loan facility. MLI is affiliated with a clearing firm, through which the Company clears a significant volume of trades.

At December 31, 2010, accounts payable and accrued liabilities in the accompanying statement of financial condition include $60,000 for consulting fees payable to the principal of the managing member.

10. Contingencies

As a result of a 2007 investigation and 2010 routine financial and operational examination of the Company, CBOE staff issued notices to the Company indicating that there may be reasonable grounds to believe the Company and some employees have violated certain CBOE rules. CBOE staff has referred the matter to its Business Conduct Committee. The Company is currently in the process of settlement talks with the CBOE under the expedited settlement rules of CBOE. Management believes that the resolution of these matters will not result in any material adverse effect on the Company's financial position.

11. Subsequent Events

Management evaluated subsequent events through February 28, 2011, the date this financial statement was available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in this financial statement.

During the period January 1, 2011 through February 28, 2011, capital contributions and redemptions by entrepreneurial members approximately totaled \$1.5 million and \$5.8 million, respectively.

VTRADER PRO, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Harb Levy Weiland LLP
ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
VTRADER PRO, LLC

We have audited the accompanying statement of financial condition of VTRADER PRO, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VTRADER PRO, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 28, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com • www.hlwcpa.com